Exhibit 99.1
Canadian Solar Reports Third Quarter 2008 Results
Q308 Highlights
•	Q308 net revenues of $252.4 million, up 160% from Q307 net revenue of $97.4 million; and up 18.7% sequentially from Q208 net revenues of $212.6 million

•	Q308 gross margin of 15.5%, consistent with Q208 of 15.8%

•	Q308 GAAP net income per diluted share of $0.31 including foreign exchange loss of $17.3 million and offset by change in fair value of derivatives of $7.4 million; compared to Q208 GAAP net income per diluted share of $0.36.

•	Q308 non-GAAP net income per diluted share of $0.41, which excludes charges related to stock-based compensation.

•	Q308 shipments of approximately 60 MW, up 27.3% from Q208 shipments of 47.1 MW

•	Q308 shipments included about 10MW of proprietary low-cost e-Module products
Toronto, Canada, November 21st, 2008 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today reported financial information for the third quarter 2008.
Net revenues for the quarter were $252.4 million, compared to net revenues of $97.4 million for the third quarter of 2007 and $212.6 million for the second quarter of 2008.
Net income for the quarter on a GAAP basis was $11.1 million, or $0.31 per diluted share, compared to $0.5 million, or $0.02 per diluted share, for the third quarter of 2007 and $10.5 million, or $0.36 per diluted share, for the second quarter of 2008. The non-GAAP net income for the quarter was $0.41 per diluted share and excludes stock based compensation.
Dr. Shawn Qu, Chairman and CEO of CSI, commented: “We are pleased with our top line, gross margin and operating income results for the quarter. These results directly reflected our conservative approach to the business and our balanced financial management. This marks our sixth consecutive quarter of sequential top-line growth. We have successfully ramped up the production of our proprietary low-cost e-Modules products, which helped us to maintain our gross margin in the quarter. We are, however, operating in a challenging macroeconomic environment with a very volatile foreign exchange situation, which continues to impact our bottom line. In July, we took measures to hedge against our currency risk, which we believe will help to offset the impact of Euro against US Dollar foreign exchange fluctuations in Q4 and in Q1 2009.”
Revenue by Geographical Location (US $ millions)

	Q308		Q208		Q307
Region	Revenue	%	Revenue	%	Revenue	%
Europe	222.4	88.1%	188.3	88.6%	93.0	95.5%
Asia	16.5	6.5%	13.1	6.2%	4.1	4.2%
America	13.5	5.4%	11.2	5.2%	—	—
Others	—	—	—	—	0.3	0.3%
Total Net Revenue	252.4	100%	212.6	100%	97.4	100%

Outlook
•	On the basis of Q4 expectations the Company is reverting to May guidance for FY 2008 of $650-750 million in revenue.
•	Guiding down Q4 expectations for shipments, margins and earnings.
•	Conditionally re-iterating 2009 shipment and margin guidance of 500 to 550 MW with margins of 13-15%.
•	E-Module average conversion efficiency is now 14.2% with improved production yield. Further improvements are expected.
•	Capacity expansions will be slowed or delayed pending further evaluation of supply and demand environment.
Given the uncertainty of project and customers’ financing coupled with softening solar market demand in Europe and USA at the year-end, the Company has shifted its short-term operational emphasis to preserving cash and minimizing risk from the credit environment. Based on this adjustment, Q4 shipments are estimated to be approximately 20-25 MW. This will result in revenues of approximately $70 million to $85 million. Accordingly, the Company is returning to its previously stated May annual revenue estimate of $650-750 million.
The Company continues to achieve significant progress on its proprietary low-price e-Modules with average UMG e-cell conversation efficiency increasing to 14.2% in recent weeks. The yield also continues to improve and raw materials cost per watt has declined. We expect these improvements to continue in the coming quarters. While the Company has secured sufficient UMG feedstock to produce at least 25 MW of e-Modules in Q4, market and credit conditions may lead the Company to implement a more conservative production plan and ship only 6~8 MW.
Our ingot and wafer plant will be completed to support the e-Module program, but on a more modest schedule. We have postponed further expansions of our cell plant past the current capacity of approximately 270 MW. We will revisit our capital expenditures in the coming months, depending on the market demand, margins and supply prices.
Due to the present market environment, adjustments to the balance sheet may be necessary in order to reflect the market value of inventory and receivables that could result in a net loss for the 4th quarter of 2008.
The Company has maintained a sound cash position and one of the best debt-equity ratios in the solar industry. In Q4, the expectation is to be operationally cash-flow positive and to maintain a cash position of approximately $100M. The Company anticipates that it will have $40 million available in unused credit lines by the end of Q4 and is actively negotiating more credit facilities with local banks. The Company believes that its balanced financial management strategy will help to mitigate risks, and preserve an adequate cash position in order to respond to future growth opportunities.
For 2009, The Company is maintaining its guidance of 500-550 MW. Based on discussions with its long-term customers and suppliers it believes that it can price both its traditional high-efficiency modules and the low-price e-Modules competitively while maintaining gross margins of 13-15%. These estimates are contingent on the following factors: First, wafer and silicon prices decline to a realistic level, consistent with the Company’s expectations; and second, the availability and the cost of project financing. PV projects are a highly creditworthy asset class, and customers have to date been able to finance their 2009 projects under reasonable terms. However, a substantial increase in the cost of capital could put further pressure on module prices, while a decline in availability of debt or equity would impact demand. It is anticipated that the PV market will recover starting in Q2 or Q3 of 2009 with fewer but stronger players. The Company believes that the decline in average selling prices of solar modules has already prompted rapid pricing adjustments across the entire supply chain. This is a healthy development for the industry in the longer term. Canadian Solar, as one of the major world-wide solar cell and module producer we expect to benefit from this development and further solidify our industry position.

Shawn Qu CEO, remarked: “Canadian Solar is the first and probably the only major solar company to adopt and maintain a flexible vertical integration business model. This model is an important component of our strategy and has proven to be a key advantage in a volatile environment as it allows us to quickly adjust our expenditures and to take advantage of cost declines at any point in the supply chain. Our unique product mix is another component of our strategy and a key differentiator in the industry for Canadian Solar. Our e-Modules are a lower priced and higher margin product line, even with significantly lower poly-silicon costs. Third, our modest capital plant and low fixed costs enables us to quickly turn operational cash positive in a market downturn. These three components together allow us to rapidly change our purchasing mix, our product mix and our total output depending on the market conditions. We will use this flexibility to protect our margins and preserve cash so that we can capitalize on opportunities to capture market share once the market resumes growing.”
Arthur Chien, CFO of CSI, noted: “We have delayed our capital expenditures temporarily in order to conserve cash as the Company currently has both ample capacity and wafer supply to match the current market demand. We do not foresee the need for additional capital expenditures until the first or second quarter of next year. We will revisit capital expenditures as the market conditions warrant it. We currently have a sound cash position with more than $100 M cash in hand, positive cash flow and additional lines of credit with local banks. We established an active hedge against the Euro in July, with a current hedge of more than 100 M Euro for Q4 cash flow, which will be settled November through January. We will continue our hedging policy going forward, which will provide visibility and some mitigation of foreign exchange risks.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for Friday, November 21, 2008 at 8:00 a.m. ET or Friday, November 21, 2008, 9:00 p.m. Jiangsu time. During the call, time will be set-aside for analysts and interested investors to ask questions of senior executive officers of the Company.
The dial-in number for the live audio call is +1-800-299-7098 (U.S) or +1-617-801-9715 (International). The passcode is 14729383. A live webcast of the conference call will be available on Canadian Solar’s website at http://www.csisolar.com.
A replay of the call will be available 1 hour after the conclusion of the conference call, for one week, through 11:00 p.m. on Friday, November 28, 2008 (in Jiangsu) or 10:00 a.m. on Friday, November 28, 2008 (in New York) at http://www.csisolar.com and by telephone at +1-888-286-8010 (U.S.) or +1-617-801-6888 (International). The passcode to access the replay is 22054834.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts its businesses worldwide and manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.

Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES BELOW

	Q3 2008	Q2 2008	Q3 2007	2008 1~9	2007 1~9
Net Revenues — Products	252,362	212,585	97,437	636,183	175,339
Cost Of Revenues — Products	213,256	179,509	91,088	535,765	166,172

Gross Profit	39,106	33,076	6,349	100,418	9,167
Operating Expenses:
Selling Expenses	3,482	2,852	2,214	8,839	4,560
General And Administrative Expenses	9,267	6,485	4,527	21,178	11,378
Research And Development Expenses	603	447	287	1,352	677

Total Operating Expenses	13,352	9,784	7,028	31,369	16,615

Income/(Loss) From Operations	25,754	23,292	(679)	69,049	(7,448)
Other Income/(Expenses):
Interest Expenses	(3,379)	(3,162)	(601)	(8,787)	(943)
Interest Income	819	59	70	979	396
Debt Conversion Expenses	—	(10,170)	—	(10,170)	—
Gain On Change In fair Value Of Derivatives	7,424	—	—	7,424	—
Others — Net	(17,298)	(600)	1,716	(9,724)	1,716

Income/(Loss) Before Taxes	13,320	9,419	506	48,771	(6,279)
Income Taxes	(2,250)	1,127	16	(8,158)	77

Net Income/(Loss)	11,070	10,546	522	40,613	(6,202)

Basic Earnings/(Loss) Per Share	$0.32	$0.38	$0.02	$1.35	($0.23)
Basic Weighted Average Number Of Outstanding Shares	34,802,363	28,085,875	27,290,298	30,110,549	27,279,021
Diluted Earnings/(Loss) Per Share	$0.31	$0.36	$0.02	$1.30	($0.23)
Diluted Weighted Average Number Of Outstanding Shares	35,580,187	29,384,701	27,416,859	31,146,591	27,279,021

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss) to
Non-US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we refer to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

	Q3 2008			Q2 2008			Q3 2007
	Gross	Operating	Net	Gross	Operating	Net	Gross	Operating	Net
	Profit	Income	Income	Profit	Income	Income	Profit	Income	Income
		(Loss)	(Loss)		(Loss)	(Loss)		(Loss)	(Loss)
US GAAP Profit/(Loss)	39,106	25,754	11,070	33,076	23,292	10,546	6,349	(679)	522
Share-Based Compensation	86	3,538	3,538	88	2,336	2,336	36	2,428	2,428
Debt Conversion Expenses	—	—	—	—	—	10,170	—	—	—

Total Special Items	86	3,538	3,538	88	2,336	12,506	36	2,428	2,428

Non-US GAAP Profit	39,192	29,292	14,608	33,164	25,628	23,052	6,385	1,749	2,950

Non-US GAAP Earnings Per Diluted Share			$0.41			$0.78			$0.11
Adjusted Gross Margin	15.53%			15.60%			6.55%
Adjusted Operating Margin		11.61%			12.06%			1.80%

	2008 Q1~Q3			2007 Q1~Q3
	Gross	Operating	Net	Gross	Operating	Net
	Profit	Income	Income	Profit	Income	Income
		(Loss)	(Loss)		(Loss)	(Loss)
US GAAP Profit/(Loss)	100,418	69,049	40,613	9,167	(7,448)	(6,202)
Share-Based Compensation	265	8,073	8,073	162	7,018	7,018
Debt Conversion Expenses	—	—	10,170	—	—	—

Total Special Items	265	8,073	18,243	162	7,018	7,018

Non-US GAAP Profit/(Loss)	100,683	77,122	58,856	9,329	(430)	816

Non-US GAAP Earnings Per Diluted Share			$1.89			$0.03
Adjusted Gross Margin	15.83%			5.32%
Adjusted Operating Margin		12.12%			-0.25%
Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	30-Sep-2008	31-Dec-2007
ASSETS
Current assets:
Cash And Cash Equivalents	108,914	37,667
Restricted Cash	28,190	1,625
Accounts Receivable, Net	153,117	58,637
Inventories	101,631	70,921
Value-Added Tax Recoverable	21,177	12,247
Advances To Suppliers	44,855	28,745
Financial Instruments Related To Foreign Currency Options	7,424	—
Prepaid and Other Current Assets	14,674	10,058

Total Current Assets	479,982	219,900

Property, Plant and Equipment, Net	137,609	51,486
Intangible Assets	230	136
Long-Term Deferred Assets	39	3,296
Long-Term Portion Of Advances To Suppliers	42,666	4,103
Prepaid Lease Payments	12,549	1,616
Deferred Tax Assets — Non-Current	7,561	3,966

TOTAL ASSETS	680,636	284,503

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Short-Term Borrowings	127,234	40,374
Accounts Payable	19,086	8,251
Other Payables	21,411	6,153
Advances From Customers	9,446	1,962
Income Tax Payable	5,502	143
Amounts Due To Related Parties	30,266	209
Other Current Liabilities	8,903	2,121

Total Current Liabilities	221,848	59,213

Accrued Warranty Costs	10,191	3,879
Provision For Uncertain Tax Issue	3,530	2,278
Convertible Notes	1,000	75,000
Long-Term Debt	63,165	17,866

TOTAL LIABILITIES	299,734	158,236

Stockholders’ Equity
Common Shares	293,947	97,454
Additional Paid-In-Capital	34,509	26,436
Retained Earnings/(Losses)	37,008	(3,604)
Accumulated Other Comprehensive Income	15,438	5,981

TOTAL STOCKHOLDERS’ EQUITY	380,902	126,267

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	680,636	284,503

For more information, please contact:
In Canada
Alex Taylor, IR Director
Canadian Solar Inc.
Tel: +1-905-530-2334
Fax: +1-905-530-2001
Email: ir@csisolar.com
In the U.S.
John Robertson
The Ruth Group
Tel: +1-646-536-7024
Email: jrobertson@theruthgroup.com